UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Overseas Shipholding Group, Inc.
(Name of Issuer)

   Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)
   ●
c/o Saltchuk Resources, Inc.
450 Alaskan Way South, Suite 708
Seattle, Washington 98104
(206) 652-1111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Saltchuk Resources, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 15,203,554
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,203,554
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 15,203,554
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.5%[1]
14	Type of Reporting Person CO

1 Calculated based on 86,674,209 shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”), outstanding as of March 24, 2021, comprised of 86,674,209 shares of Common Stock, and excluding penny warrants exercisable into 3,654,795 shares of Common Stock, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 1, 2021.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.
Item 2 is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:

Funds used to purchase shares of Common Stock between February 23, 2021 and the date of filing of this schedule were derived from working capital of the Reporting Person. The Reporting Person paid $2,273,848.49 plus $45,476.97 in broker commissions to acquire the shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The Reporting Person may be deemed to beneficially own 15,203,554 shares of Common Stock of the Issuer. Based upon information contained in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 1, 2021, the shares of Common Stock deemed to be beneficially owned by the Reporting Person constitute approximately 17.5% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person has sole voting power and sole dispositive power with respect to the 15,203,554 shares of Common Stock.

(c)  Within the past 60 days, the Reporting Person has effected transactions in the Common Stock of the Issuer as follows:

Date of Transaction	Number of Shares of Common Stock	Price per Share
02/23/2021	40,763	$2.10
03/31/2021	200,000	$2.07
04/01/2021	126,777	$2.10
04/05/2021	720,216	$2.09

Each of the above transactions was an open market transaction.

None of the persons listed on Schedule I hereto have effected transactions in the Common Stock of the Issuer within the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:          April 9, 2021

/s/ Steven E. Giese
By: Steven E. Giese Title: Senior V.P. and CFO

Schedule I

Executive Officers
Name	Position with Reporting Person	Citizenship	Principal Occupation
Mark N. Tabbutt	President and Chairman	United States	*
Steven E. Giese	Senior Vice President, Chief Financial Officer & Assistant Secretary	United States	*
Anne F. Preston	Senior Vice President, General Counsel, Chief Ethics Officer & Secretary	United States	*
Colleen Rosas	Senior Vice President Human Resources	United States	*
Shannon Girlando	Vice President & Controller	United States	*
Christopher A. Coakley	Vice President of Government Affairs	United States	*
Trevor Parris	Vice President, Business Development & Treasurer	United States	*
Christi Harris	Vice President, Information Technology	United States	*

Director
Name	Position with Reporting Person	Citizenship	Principal Occupation
Timothy B. Engle	Director	United States	**
Daniel Stuart Fulton	Director	United States	Retired CEO of Weyerhaeuser Company, a forest products company located at 220 Occidental Avenue South, Seattle, WA 98104
Leslie Paul Goldberg	Director	United States	Founder & CEO of Pure Audio, an audio recording and production company located at 1151 Fairview Ave North, Unit #103, Seattle, WA 98109
Stein Kruse	Director	Norway	CEO of Holland America Group, a cruise ship company located at 450 3rd Avenue West, Seattle, WA 98119
Susan Mullaney	Director	United States	President of Kaiser Permanente Washington, a nonprofit health plan organization located at 601 Union Street, Suite 3100, Seattle WA 98101
Nicole Piasecki	Director	United States	Retired Vice President and General Manager of the Propulsion Systems Division of Boeing, a commercial aircraft company located at 100 North Riverside Plaza, Chicago, IL 60606
Denise G. Tabbutt	Director	United States	**

* The present principal occupation for each of these individuals is executive officer of the Reporting Person and the address for each of these individuals is c/o Saltchuk Resources, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.

** The present principal occupation for each of these individuals is director of the Reporting Person and the address for each of these individuals is c/o Saltchuk Resources, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.